

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Anton Feingold
Corporate Secretary
Ares Acquisition Corp
245 Park Avenue, 44th Floor
New York, New York 10167

> **Re: Ares Acquisition Corp**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed September 22, 2023**
> **File No. 333-269400**

Dear Anton Feingold:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated
Combined Balance Sheet
Adjustment C, page 227

1. We note that you did not classify the Series A Preferred Stock as a liability pursuant to ASC 480, as you state it is convertible into a fixed number of shares, among other factors. However, your disclosure on page 220 states that the Conversion Price will automatically reset upon the Reset Date to be equal to the lower of (x) the initial Conversion Price and (y) the higher of (A) $7.00 or (B) the volume-weighted average price of the Class A Common Stock for the 365 day period ending on the trading day immediately preceding the Reset Date. Please revise your disclosure to correct this inconsistency or otherwise provide us with your analysis for not classifying the preferred stock as a liability pursuant to ASC 480.

2.   We note that the New X-Energy may convert all (but not less than all) of the then-
     outstanding shares of Series A Preferred Stock into shares of New X-energy Class A
     Common Stock when certain conditions are met. Please tell us how you accounted for
     this embedded feature. In this regard, please include a discussion of your basis for
     bifurcating or not bifurcating this feature from the Series A Preferred Stock including the
     authoritative accounting guidance which supports your conclusion.

Adjustment Q, page 229

3.   Your disclosures indicate that the consummation of the Business Combination Agreement
     is conditioned upon the satisfaction or waiver by the parties to the Business Combination
     Agreement of certain customary closing conditions, including the Available Closing Cash
     being no less than an amount (not less than zero) equal to (a) $120,000,000 minus (b) the
     aggregate amounts actually funded in connection with any Permitted Financing (e.g., page
     6). Please prominently disclose whether you would be able to meet the minimum cash
     condition under the maximum redemption scenario. It is unclear why you have omitted
     the capital raised from the Series C-2 and PIPE investors from your pro forma
     presentation. If your alternative sources of financing are not firmly committed, please
     revise your pro forma financial statements to reflect the maximum number of shares that
     could be redeemed without violating the minimum cash condition.

     Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please
contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing